December 23, 2009
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Credit Acceptance Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for the Period Ended September 30, 2009 File No. 0-20202
Dear Mr. Vaughn:
On behalf of Credit Acceptance Corporation (referred to herein as the “Company”, “we”, “our”, or “us”), we are responding to your letter dated December 1, 2009. Your letter included one comment to which we have responded below. For your convenience, we have set forth the comment and provided our response immediately thereafter.
Form 10-Q for the Period Ended September 30, 2009
Management’s Discussion and Analysis
1.	You state on page 31 that the financial results for VSC Re for the three and nine months ended September 30, 2009 include $2.1 million of after-tax earnings related to a revision in your timing used to recognize premiums earned. You state that you revised the timing in order to better match the timing of your revenue recognition with your expected costs of servicing your vehicle service contracts, which is based on your historical cost experience. On page 32, you state that the revision to your revenue recognition timing had an impact of $3.5 million on a pretax basis. Please address the following regarding these disclosures:
a)	Please tell us and revise your future filings to more clearly explain the nature of the revision to your revenue recognition timing.
Response:
In implementing the accounting for our reinsurance premium revenues, we concluded that our accounting should be such that we recognize premium revenue on an accelerated basis consistent with our expectation of the pattern over which costs will be incurred under our contracts in accordance with SFAS 60 and analogizing to FTB 90-1. As previously discussed with the SEC staff, we believe that such a policy is appropriate so long as:
•	Our historical experience is considered based on groupings that stratify the population of contracts based on characteristics that have in the past led to different patterns of cost incurrence.

•	We continue to believe that the accelerated incurrence of costs relates to the mileage expiration factors built into contracts or other identifiable factors. We understand that the staff believes that an understanding of the basis for the accelerated incurrence of costs is necessary to allow the historical pattern to be used estimate future cost incurrence, and hence the recognition of premium revenues.

•	We continue to update our analysis of historical costs under the vehicle service contract program as appropriate and reflect any changes in pattern as they are identified.
Prior to the third quarter, we had used an average of the pro rata and Rule of 78 methods to recognize premium revenue. During the third quarter, we concluded that our revenue recognition based upon the average of pro rata and Rule of 78 did not accurately match the timing of our expected costs of servicing. As such, we changed our method to better match the timing of our revenue recognition with our expected costs of servicing our vehicle service contracts.
We disclosed that we revised our method and the amount of the impact in our 10-Q. After considering both quantitative and qualitative factors, we concluded the amount was immaterial and our auditors, Grant Thornton, concurred with this assessment. As such, we chose not to disclose more information in our 10-Q. We expect to include the following additional disclosure in the Critical Accounting Estimates discussion in our 2009 10-K:

Premiums Earned

Balance Sheet Captions:	Accounts payable and accrued liabilities

Income Statement Caption:	Premiums earned

Nature of Estimates Required:	Estimating the pattern of future claims on vehicle service contracts.

Assumptions and Approaches Used:	Premiums from the reinsurance of vehicle service contracts are recognized over the life of the policy in proportion to the expected costs of servicing those contracts. Expected costs are determined based on our historical claims experience. Our historical experience is considered based on groupings that stratify the population of contracts based on characteristics that have in the past led to different patterns of cost incurrence. We continue to update our analysis of historical costs under the vehicle service contract program as appropriate and reflect any changes in pattern as they are identified.

Premiums earned for the year ended December 31, 2009 include $3.5 million of revenue related to a revision in our revenue recognition timing. We revised our revenue recognition timing during the third quarter of 2009 in order to better match the timing with our expected costs of servicing those contracts.

Key Factors:	Variances in the pattern of future claims from our current estimates would impact the timing of premiums recognized in future periods.
b)	Please clearly describe the basis of your accounting for these contracts before and after the change in timing.
Response:
Our accounting for these contracts follows SFAS 60 and analogizes to the guidance in FTB 90-1 both before and after the change in timing. The pattern of revenue recognition follows the loss experience described in (a) above.

c)	Specifically identify whether the change in recognition timing related to all of your premiums in force or only to certain pools of your contracts in force.

Response:

The change in recognition related to all of our premiums in force.

d)	If the change applied only to certain pools, please identify the characteristics of those pools that resulted in the change in revenue recognition.

Response:

As described in (c) above, the changes were applicable to all pools.
Acknowledgement:
In connection with the above responses, we acknowledge that:
•	Credit Acceptance is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Credit Acceptance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the above responses have adequately addressed your comments. Please direct any additional questions regarding the review and this related response to me at (248) 353-2700 ext. 4575.
Sincerely,

/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer Credit Acceptance Corporation

cc:	via fax: (202) 772-9208 Sharon M. Blume, Assistant Chief Accountant, U.S. Securities and Exchange Commission

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